082-04102

RICHEMONT



Security and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


07025259

SUPPL

Geneva, 13 July 2007

**Re: Amendment to Compagnie Financière Richemont SA Application for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen,

Compagnie Financière Richemont SA, a company organized under the laws of Switzerland (the "Company"), submitted an application for exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the Securities and Exchange Commission (the "Commission") on May 26, 1995 (the "Exemption Application"). Pursuant to Rule 12g3-2 (f), the Company hereby submits this amendment to the Exemption Application to inform the Commission of the Company's intention to publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet Web site, rather than furnish such information to the Commission. In accordance with Rule 12g3-2(f)(2), the address of the Company's Internet Web site is http://www.richemont.com/.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to our messenger who has been instructed to wait. Please do not hesitate to call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 with any questions regarding this amendment to the Exemption Application.



Yours faithfully,

Richard Lepeu

Alan Grieve

Dlw 7/17

Cc: Richard L Muglia

END

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50